Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.faegredrinker.com

June 26, 2025

VIA EDGAR TRANSMISSION

Ms. Kim McManus

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund, Inc. (the “Registrant” or “RBB”)
Registration Statement on Form N-1A
(File Nos.: 033-20827 and 811-05518)

Dear Ms. McManus:

The purpose of this letter is to respond to the additional oral comment provided by the staff of the Securities and Exchange Commission (“Staff”) regarding RBB’s Registration Statement on Form N-1A (the “Registration Statement”) filed on May 2, 2025, to register Emerald Banking & Finance Evolution Fund, Emerald Growth Fund and F/m Emerald Special Situations ETF (each a “Fund,” together, the “Funds”).

For your convenience, the comment has been reproduced in bold typeface immediately followed by the Registrant’s response. Capitalized but undefined terms used herein have the meanings assigned to them in the Registration Statement. The Registrant confirms that, where applicable, the response to the comment provided in one section of the Registration Statement will be similarly updated in other parallel sections of the Registration Statement, except as noted by the Registrant. The changes to the disclosures discussed below will be reflected in an amendment to the Registration Statement.

Disclosure Comment:

1.	Comment: With respect to the responses to the Staff’s initial comment number 6 and comment number 8 in the response letter filed on June 18, 2025, Form N-1A requires performance information, and the last No Action Letter dated August 5, 1994, supports inclusion of the Predecessor Funds’ historical performance for both the Emerald Banking and Finance Innovation Fund and Emerald Insights Fund. The Acquiring Funds may include disclosure regarding the change in investment strategies and expectations that the historical performance of the Predecessor Funds will not be representative of the performance investors should expect from the Acquiring Funds.

Response: The Registrant confirms that it will include each Predecessor Fund’s performance information in the amended Registration Statement. The Registrant further confirms that it will revise the relevant disclosures under the “Financial Highlights” section to reflect that each Predecessor Fund is the accounting and performance survivor.

* * * * *

We trust that the foregoing is responsive to your comment. Questions and further comments concerning this filing may be directed to the undersigned at (215)-988-8212.

Sincerely,

/s/ Ya Wang
Ya Wang

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